Exhibit 99.1
For Immediate Release
QXM to Announce its 1Q 2008 Earnings Results on 21 May 2008
Beijing, China (May 13, 2008) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading manufacturers of mobile handsets, announced that it will report its first quarter earnings results before the U.S market opens on Wednesday, May 21, 2008. QXM’s management team will hold a conference call on the same day at 8:00am EST (8:00pm Beijing Time) to review the results and take questions from financial analysts.
Conference Call
The dial-in details for the live conference call are as follows:

—	U.S. dial-in Number	866-356-4441
—	International dial-in Number	617-597-5396
—	HK dial-in Number	852-3002-1672
—	China dial-in Number	10-800-130-0399
	Passcode	QXM
Please dial in approximately 10 minutes before the scheduled time of the call.
A live webcast of the conference call will be available on www.qxmc.com
A telephone replay of the call will be available after the conclusion of the conference call through 10:00am Eastern Time on May 28, 2008. The dial-in details for the replay are as follows:

—	International dial-in number	617-801-6888
	Access Code	51345655
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.55%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins.
For further information, contact:

Ma Tao	Peter Homstad
Qiao Xing Mobile Communication Co., Ltd.	Christensen
Tel: 8610 6250 1706	Tel: 1 480 614 3026
Email: matao@cectelecom.com	Email: phomstad@ChristensenIR.com

Tip Fleming
Christensen
Tel: 852 2117 0861
Email: tfleming@ChristensenIR.com